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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            IXC Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock; $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  450713 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   2   OF  11   PAGES
         ---------------------                              -----    -----

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Grumman Hill Investments, L.P.
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)   [ X ]
          (b)   [   ]
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     636,990
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               636,990
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          636,990
          ---------------------------------------------------------------------

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

          [   ]
          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.0%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON (See Instructions)

          PN
          ---------------------------------------------------------------------

CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   3   OF  11   PAGES
         ---------------------                              -----    -----

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Richard D. Irwin
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)   [ X ]
          (b)   [   ]
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    2,635,624
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     759,821
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   2,635,624
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               759,821
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,395,445
          ---------------------------------------------------------------------

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

          [   ]
          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.8%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------

CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   4   OF  11   PAGES
         ---------------------                              -----    -----

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Grumman Hill Company, L.L.C.
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)   [ X ]
          (b)   [   ]
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     636,990
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               636,990
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          636,990
          ---------------------------------------------------------------------

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

          [   ]
          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.0%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON (See Instructions)

          00
          ---------------------------------------------------------------------

ITEM 1.

   (a)   NAME OF ISSUER:

         IXC Communications, Inc.

   (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1122 Capital of Texas Highway South
         Austin, Texas  78746

ITEM 2.

   (a)   NAME OF PERSON FILING:

         The persons filing this Amendment No. 1 to Schedule 13G are Grumman Hill Investments, L.P. ("GHI"), Grumman Hill Company, L.L.C. ("GHC") and Richard D. Irwin (collectively, the "Filing Persons").

   (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address for each of the Filing Persons is:

         Grumman Hill Associates, Inc.
         191 Elm Street
         New Canaan, CT  06840

   (c)   CITIZENSHIP:

         The responses of the Filing Persons to Item 4 of the cover pages to this Amendment No. 1 to Schedule 13G that relate to the citizenships of such Filing Persons are herein incorporated by reference.

   (d)   TITLE OF CLASS OF SECURITIES:

         This filing is made in regard to the Common Stock, $.01 par value per share, of IXC Communications, Inc. (the "Common Stock").

   (e)   CUSIP NUMBER:

         450713 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

   (a)   [ ]     Broker or Dealer registered under Section 15 of the Act

   (b)   [ ]     Bank as defined in section 3(a)(6) of the Act

   (c)   [ ]     Insurance Company as defined in section 3(a)(19) of the Act

   (d)   [ ]     Investment Company registered under section 8 of the
                 Investment Company Act

   (e)   [ ]     Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

   (f)   [ ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

   (g)   [ ]     Parent Holding Company, in accordance with Section
                 240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h)   [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

   (a)   AMOUNT BENEFICIALLY OWNED:

         The number of shares of Common Stock beneficially owned by Mr. Irwin as of December 31, 1997 is 3,395,445.

   (b)   PERCENT OF CLASS:

         At December 31, 1997, the percentage of Common Stock beneficially owned by Mr. Irwin is 10.8%.

   (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: Mr. Irwin has sole power to vote or to direct the vote of 2,635,624 shares of Common Stock.+

         (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: Mr. Irwin has shared power to vote or to direct the vote of 759,821 shares of Common Stock.++

         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: Mr. Irwin has sole power to dispose of or to direct the disposition of 2,635,624 shares of Common Stock.+

         (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: Mr. Irwin has shared power to dispose of or direct the disposition of 759,821 shares of Common Stock.++

+ Includes 11,236 shares of Common Stock issuable upon conversion of issuer's 7 1/4% Junior Convertible Preferred Stock Due 2007.

++ Includes 15,737 shares of Common Stock issuable upon conversion of issuer's
   7 1/4% Junior Convertible Preferred Stock Due 2007.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

   IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [X]

   GHI and GHC (two of the three reporting persons) have ceased to beneficially own more than 5% of the Common Stock.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

   The Filing Persons have filed this Amendment No. 1 to Schedule 13G as a group pursuant to Rule 13d-1(f). The identity of each member of the group is stated in Exhibit 1 to this Amendment No. 1 to Schedule 13G.

   The Filing Persons entered into a Joint Reporting Agreement dated February 11, 1997 (the "Joint Reporting Agreement") which was filed February 14, 1997, with the Schedule 13G pertaining to the Common Stock on behalf of the Filing Persons pursuant to which they agreed to file one joint statement on behalf of all of them with respect to the subject matter of the Schedule 13G and any amendments thereto.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

   Immediately following the filing of this Amendment No. 1 to Schedule 13G, the Filing Persons will no longer file as a group since GHI and GHC hold less than 5 percent of Common Stock, and the Joint Reporting Agreement will be terminated pursuant to the Dissolution Agreement entered into by the Filing Persons dated February [ ], 1998 which is attached as Exhibit 2 to this Amendment No. 1 to Schedule 13G. All further filings with respect to transactions in the Common Stock, if required, will be filed individually by each of the Filing Persons.

ITEM 10. CERTIFICATION.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 2, 1998

                                       Grumman Hill Investments, L.P.
                                       a Delaware limited partnership

                                       By:  Grumman Hill Company, L.L.C.
                                            a Delaware limited liability company
                                            Its:  General Partner


                                            By: /s/ Richard D. Irwin
                                               -----------------------------
                                               Richard D. Irwin
                                               General Manager


                                       Grumman Hill Company, L.L.C.
                                       a Delaware limited liability company


                                            By: /s/ Richard D. Irwin
                                               -----------------------------
                                               Richard D. Irwin
                                               General Manager


                                           /s/ Richard D. Irwin
                                       --------------------------------------
                                               Richard D. Irwin

                                 EXHIBIT INDEX


                                                                                              Sequentially
         Exhibit                                                                              Numbered
         Number                                     Description                               Page
         -------                                    -----------                               ------------
           1              Identification of Members of the Group . . . . . . . . . . . . . . .      10

           2              Dissolution Agreement dated February 2, 1998 . . . . . . . . . . . .      11





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